ANGLO AMERICAN

07026144

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

6 August, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc

Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 24 Jul - 7 August 07

Director/PDMR intererests

- Cancellation of ordinary shares in treasury - 3 August 2007

Other

- Total voting rights - 31 July 07

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

Encs

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Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 6 August 2007, an independent company purchased 531,840 ordinary shares of the Company at prices between £26.85 and £27.69 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 263,000 of its ordinary shares on 6 August 2007 at prices between £26.78 and £27.80 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 14,795,563 ordinary shares in treasury, and has 1,328,114,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 76,463,409 ordinary shares, representing 5.76 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 August 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

CANCELLATION OF ORDINARY SHARES HELD IN TREASURY

The Company hereby notifies the market in accordance with Listing Rule 12.6.4R, of the following information:

The Company has today cancelled 60,000,000 ordinary shares with a nominal value of 54 86/91 US cents each (the "Shares") currently held in Treasury.

Following the cancellation of the Shares held in Treasury, the Company now holds 14,532,563 Shares in Treasury, and the Company is not permitted to exercise voting rights in respect of those Shares. The total number of issued Shares and accordingly voting rights in the Company is 1,328,377,695.

The above figure (1,328,377,695) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
3 August 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 2 August 2007, an independent company purchased 383,861 ordinary shares of the Company at prices between £27.77 and £28.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,931,569 ordinary shares, representing 5.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 August 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 1 August 2007, an independent company purchased 433,743 ordinary shares of the Company at prices between £27.52 and £28.48 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,547,708 ordinary shares, representing 5.69 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
2 August 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 31 July 2007, an independent company purchased 447,960 ordinary shares of the Company at prices between £28.33 and £28.85 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 75,113,965 ordinary shares, representing 5.65 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
1 August 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 30 July 2007:

- it had 1,402,910,258 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 74,532,563 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,328,377,695.

The total voting rights figure (1,328,377,695) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
31 July 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 30 July 2007, an independent company purchased 457,700 ordinary shares of the Company at prices between £27.31 and £27.86 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 74,666,005 ordinary shares, representing 5.62 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
31 July 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 27 July 2007, an independent company purchased 444,596 ordinary shares of the Company at prices between £27.30 and £28.37 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 73,763,709 ordinary shares, representing 5.59 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 July 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 26 July 2007, an independent company purchased 394,995 ordinary shares of the Company at prices between £29.21 and £30.44 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 73,763,709 ordinary shares, representing 5.55 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 July 2007

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Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 25 July 2007, an independent company purchased 284,954 ordinary shares of the Company at prices between £30.66 and £31.15 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 73,368,714 ordinary shares, representing 5.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 24 July 2007, an independent company purchased 351,865 ordinary shares of the Company at prices between £31.50 and £31.99 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 234,970 of its ordinary shares on 24 July 2007 at prices between £31.43 and £32.81 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 74,532,563 ordinary shares in treasury, and has 1,328,377,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 73,083,760 ordinary shares, representing 5.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 July 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 23 July 2007, an independent company purchased 37,077 ordinary shares of the Company at prices between £31.74 and £31.99 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 600,000 of its ordinary shares on 23 July 2007 at prices between £31.75 and £32.52 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 74,297,593 ordinary shares in treasury, and has 1,328,612,665 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,731,895 ordinary shares, representing 5.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 July 2007

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